Exhibit 99.1

Quebecor World Inc.

TSX: IQW

Apr 29, 2008 10:14 ET

Quebecor World Releases 2007 Results

HIGHLIGHTS

• Revenues of $5.7 billion in 2007 compared to $6.1 billion in 2006

• 2007 net loss of $2.2 billion include largely non-cash goodwill impairment charges, and impairment of assets, restructuring and other charges of $ 2.1 billion after taxes

• EBITDA of $462 million in 2007

• Restructuring process proceeding as planned

• Final approval for $1 billion DIP financing obtained from US court

MONTREAL, CANADA—(Marketwire - April 29, 2008) - Quebecor World Inc. (TSX:IQW) announces that for full year 2007 it generated revenues of $5.7 billion compared to $6.1 billion in 2006 and a net loss of $2.2 billion or ($16.85) per share compared to a net income of $28.3 million or a net loss of $ 0.04 per share the previous year taking into account dividends on preferred shares. Full-year results included a goodwill impairment charges, and impairment of assets, restructuring and other charges (IAROC) net of income taxes of $2.1 billion or ($16.26) per share, compared to $87.3 million or ($0.67) per share in 2006. The cash component of this charge was $42.7 million in 2007 compared to $76.4 million in 2006. Excluding these charges, the adjusted net loss was $54.9 million or ($0.58) per share in 2007 compared to adjusted net income of $117.9 million or diluted earnings per share of $0.64 for the same period in 2006. Operating income before IAROC and goodwill impairment charge in 2007 was $90.1 million compared to $241.5 million in 2006. On the same basis, EBITDA was $461.9 million in 2007 compared to $579.9 million in 2006. The reduction of EBITDA in 2007 is principally explained by $80 million in largely non-cash, additional specific charges, compared to the prior year.

Quebecor World’s full-year 2007 revenues reflect a reduction in volume in its North American operations, in particular as the result of several plant closures as the Company moved to complete its three-year restructuring and retooling program. In addition to goodwill, IAROC and specific charges, the decrease in profitability reflects volume reduction, pricing pressure, underperforming European assets and higher financial expenses not fully compensated by cost reductions and efficiency gains.

On January 21, 2008, Quebecor World filed for creditor protection in the United States and Canada due to the inability of the Company to raise new capital in the current market environment and to complete the sale of its European operations. The filing was necessary to ensure the long-term viability of the Company within a process that ensures fair and equitable treatment for all stakeholders.

“We have made important and substantial efforts to stabilize our business and to reach out to all our stakeholders in this process,” said Jacques Mallette, President and CEO, Quebecor World. “I am pleased with what we have accomplished so far, and it demonstrates the support of our customers, our suppliers and our employees to our business going forward. We continue to renew and earn new business with important customers across our global platform including, most recently, McGraw Hill, Wenner Media and RONA.”

Since the initial filing, the Company received the final order for its $1 billion DIP (debtor-in-possession) financing from the US court. As stated in the Monitor’s report of April 1, 2008, the Company had unrestricted cash balances of $160 million and access to revolving credit facility of up to $400 million. The Company believes that this financing and its ability to generate significant cash flow from operations will allow it to emerge from creditor protection as a strong company in its industry. The Company continues to serve all its global customers with superior products and enhanced value-added services as illustrated by the recent launch of its integrated multi-channel solutions offering designed to increase the efficiency of its customers advertising campaigns.

To assist in its efforts to emerge from creditor protection as quickly as possible, the Company has appointed Mr. Randy Benson, Chief Restructuring Officer of the Company. Mr. Benson has extensive experience in working with other companies going through a financial restructuring process. He reports to the Restructuring Committee of the Board of Directors.

“The restructuring process is proceeding as planned. To date we have passed several important milestones and we are actively developing our five-year business plan which we expect to be completed in the second quarter. The appropriate creditors and ad hoc committees have been established in the U.S. and Canada and we are pursuing an active and ongoing dialogue,” added Mr. Mallette. “To date we have had more than 60 uncontested motions approved in the U.S. process which is a strong indication of everyone’s focus and determination to make this process a success by exiting creditor protection as soon as possible.”

Fourth Quarter Results

For the fourth quarter of 2007, the Company generated revenues of $1.5 billion compared to $1.6 billion in 2006, and a net loss of $1.8 billion or ($13.87) per share compared to net income from continuing operations of $11.6 million or $0.03 per share in the same period last year. Fourth quarter results included impairment of assets, restructuring and other charges (IAROC) and a goodwill impairment charge, net of income taxes, of $1.8 billion or ($13.81) per share compared to $33.0 million or ($0.25) per share in 2006. The cash component of this charge was $5.1 million in 2007 compared to $21.1 million in 2006. Excluding these charges, the adjusted net loss was $1.9 million or ($0.06) per share for the fourth quarter of 2007 compared to adjusted net income of $44.6 million or diluted earnings per share of $0.28 for the same period in 2006. Operating income before IAROC and goodwill impairment for the fourth quarter of 2007 was $1.8 million compared to $74.2 million for the same period in 2006. On the same basis, EBITDA was $130.3 million for the fourth quarter of 2007 compared to $170.2 million for the same period in 2006. In the fourth quarter 2007, the Company incurred $45 million in additional specific charges compared to the fourth quarter of 2006. These charges were largely non-cash. Excluding these additional charges, EBITDA in the fourth quarter 2007 was slightly higher than during the same period in 2006.

Use of Non-GAAP Measures

In the discussion of our 2007 results, we use certain financial measures that are not calculated in accordance with Canadian generally accepted accounting principles (GAAP) or United States GAAP to assess our financial performance, including EBITDA (earnings before interest, tax, depreciation and amortization), Adjusted EBITDA and operating income before IAROC (impairment of assets, restructuring and other charges) and goodwill impairment. We use such non-GAAP financial measures because we believe that they are meaningful measures of our performance. Our method of calculating these non-GAAP financial measures may differ from the methods used by other companies and, as a result, the non-GAAP financial measures presented in this press release may not be comparable to other similarly titled measures disclosed by other companies. We provide a reconciliation of these non-GAAP financial measures to the most directly comparable GAAP financial measures in Figure 6, “Reconciliation of non-GAAP Measures” of our 2007 annual management’s discussion and analysis filed with the Canadian securities regulatory authorities at www.Sedar.com and with the United States Securities and Exchange Commission at www.sec.gov. A copy of our 2007 annual management’s discussion and analysis is also available on the Company’s website at www.quebecorworld.com.

Forward looking statements

This press release may include “forward-looking statements” that involve risks and uncertainties. All statements other than statements of historical facts included in this press release, including statements regarding the prospects of the industry and prospects, plans, financial position and business strategy of Quebecor World Inc. (the “Company”), may constitute forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 and Canadian securities legislation and regulations. Forward-looking statements generally can be identified by the use of forward-looking terminology such as “may,” “will,” “expect,” “intend,” “estimate,” “anticipate,” “plan,” “foresee,” “believe” or “continue” or the negatives of these terms or variations of them or similar terminology. Although the Company believes that the expectations reflected in these forward-looking statements are reasonable, it can give no assurance that these expectations will prove to have been correct. Forward-looking statements do not take into account the effect that transactions or non-recurring or other special items announced or occurring after the statements are made have on the Company’s business. For example, they do not include the effect of dispositions, acquisitions, other business transactions, asset writedowns or other charges announced or occurring after forward-looking statements are made.

Investors and others are cautioned that undue reliance should not be placed on any forward-looking statements. For more information on the risks, uncertainties and assumptions that could cause the Company’s actual results to differ from current expectations, please refer to the Company’s public filings available at www.sedar.com, www.sec.gov and www.quebecorworld.com. In particular, further details and descriptions of these and other factors are disclosed in the “Risks and Uncertainties related to the Company’s business” section of the Company’s Management’s Discussion and Analysis for the year ended December 31, 2007.

The forward-looking statements in this press release reflect the Company’s expectations as of April 28, 2008 and are subject to change after this date. The Company expressly disclaims any obligation or intention to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise, unless required by the applicable securities laws.

Quebecor World Inc. is currently subject to Court protection under the Companies’ Creditors Arrangement Act (Canada), and various U.S. subsidiaries have filed petitions under Chapter 11 of the U.S. Bankruptcy Code.

About Quebecor World

Quebecor World Inc. (TSX:IQW) is a world leader in providing high-value, complete marketing and advertising solutions to leading retailers, catalogers, branded-goods companies and other businesses with marketing and advertising activities, as well as complete, full-service print solutions for publishers. The Company is a market leader in most of its major product categories, which include advertising inserts and circulars, catalogs, direct mail products, magazines, books, directories, digital premedia, logistics, mail list technologies and other value-added services. Quebecor World has approximately 28,000 employees working in more than 115 printing and related facilities in the United States, Canada, Argentina, Austria, Belgium, Brazil, Chile, Colombia, Finland, France, India, Mexico, Peru, Spain, Sweden, and Switzerland.

Web address: www.quebecorworld.com

Quebecor World Inc.
Financial Highlights

(In millions of US dollars, except per share data)
(Unaudited)

	Three-month periods ended		Twelve-month periods ended
	December 31		December 31
	2007	2006	2007	2006

Consolidated Results from Continuing Operations
Revenues	$1,520.1	$1,620.4	$5,688.2	$6,086.3
Adjusted EBITDA	130.3	170.2	461.9	579.9
Adjusted EBIT	1.8	74.2	90.1	241.5
IAROC	105.4	46.2	303.6	111.3
Goodwill impairment charge	1,832.9	—	1,998.9	—
Operating income (loss)	(1,936.5)	28.0	(2,212.4)	130.2
Net income (loss) from continuing operations	(1,826.1)	11.6	(2,200.4)	30.6
Net income (loss)	(1,826.1)	11.4	(2,200.4)	28.3
Adjusted EBITDA margin (i)	8.6	10.5%	8.1%	9.5%
Adjusted EBIT margin (i)	0.1	4.6%	1.6%	4.0%
Operating margin (i)	(127.4)%	1.7%	(38.9)%	2.1%
Segmented Information from Continuing Operations
Revenues
North America	$1,148.8	$1,284.1	$4,373.7	$4,821.7
Europe	289.1	267.3	1,033.7	1,025.4
Latin America	82.5	68.8	284.8	239.3

Adjusted EBIT
North America	$13.9	$80.0	$164.9	$257.8
Europe	(3.2)	(8.9)	(56.1)	(17.5)
Latin America	5.7	3.2	13.2	10.0

Adjusted EBIT margin (i)
North America	1.2%	6.2%	3.8%	5.3%
Europe	(1.1)%	(3.3)%	(5.4)%	(1.7)%
Latin America	6.7%	4.7%	4.6%	4.2%
Selected Cash Flow Information
Cash provided by operating activities	$(65.5)	$30.2	$68.0	$236.0
Free cash flow (outflow) (ii)	(156.9)	(0.7)	(169.2)	(9.9)

Per Share Data

Earnings (loss) from continuing operations
Diluted	$(13.87)	$0.03	$(16.85)	$(0.03)
Adjusted diluted	$(0.06)	$0.28	$(0.58)	$0.64

	Twelve-month period ended December 31 2007	Twelve-month period ended December 31 2006

Financial Position
Working capital	$(1,069.4)	$(76.0)
Total assets	4,163.0	5,823.4
Total indebtedness (iii)	2,890.9	2,132.4
Shareholders’ equity (deficit)	(433.0)	1,882.2
Debt-to-Adjusted-EBITDA ratio (times) (iiii)	6.3	3.7
Interest coverage ratio (times) (iiii)	2.0	4.3

EBITDA: Operating income before depreciation and amortization.

IAROC: Impairment of assets, restructuring and other charges. Adjusted: Defined as before IAROC and before goodwill impairment charge.

Debt-to-Ajusted-EBITDA ratio: Total debt divided by Adjusted EBITDA. Interest coverage ratio:

Adjusted EBITDA divided by financial expenses.

(i)    Margins calculated on revenues.

(ii)   Cash provided by operating activities, less capital expenditures and preferred share dividends, net of proceeds from disposals of  assets and proceeds from business disposals.

(iii)  Total indebtedness include Long term debt less change in fair value of debts for hedged interest rate risk, adjustment related to  embedded derivatives and financing fees plus Bank indebtedness plus Secured financing and Convertible notes.

(iiii) For continuing operations.

Quebecor World Inc.
Financial Highlights

(In millions of US dollars, except per share data)
(Unaudited)

	2007	2006	2005

Consolidated Results from Continuing Operations
Revenues	$5,688.2	$6,086.3	$6,283.3
Adjusted EBITDA	461.9	579.9	688.7
Adjusted EBIT	90.1	241.5	357.5
IAROC	303.6	111.3	94.2
Goodwill impairment charge	1,998.9	—	243.0
Operating income	(2,212.4)	130.2	20.3
Net income (loss) from continuing operations	(2,200.4)	30.6	(148.8)
Net income (loss)	(2,200.4)	28.3	(162.6)
Adjusted EBITDA margin (i)	8.1%	9.5%	11.0%
Adjusted EBIT margin (i)	1.6%	4.0%	5.7%
Operating margin (i)	(38.9)%	2.1%	0.3%

Segmented Information from Continuing Operations
Revenues
North America	$4,373.7	$4,821.7	$4,881.1
Europe	1,033.7	1,025.4	1,162.9
Latin America	284.8	239.3	241.7

Adjusted EBIT
North America	$164.9	$257.8	$353.5
Europe	(56.1)	(17.5)	(3.6)
Latin America	13.2	10.0	13.0

Adjusted EBIT margin (i)
North America	3.8%	5.3%	7.2%
Europe	(5.4)%	(1.7)%	(0.3)%
Latin America	4.6%	4.2%	5.4%

Selected Cash Flow Information
Cash provided by operating activities	$68.0	$236.0	$469.5
Free cash flow (outflow) (ii)	(169.2)	(9.9)	119.2

Per Share Data
Earnings (loss) from continuing operations
Diluted	$(16.85)	$(0.03)	$(1.43)
Adjusted diluted	$(0.58)	$0.64	$0.98

Financial Position
Working capital	$(1,069.4)	$(76.0)	$(100.4)
Total assets	4,163.0	5,823.4	5,700.4
Total indebtedness (iii)	2,890.9	2,132.4	1,855.1
Shareholders’ equity (deficit)	(433.0)	1,882.2	1,896.3
Debt-to-Adjusted EBITDA ratio (times) (iiii)	6.3	3.7	2.7
Interest coverage ratio (times) (iiii)	2.0	4.3	5.8

EBITDA: Operating income before depreciation and amortization.

IAROC: Impairment of assets, restructuring and other charges. Adjusted: Defined as before IAROC and before goodwill impairment charge.

Debt-to-Ajusted EBITDA ratio: Total debt divided by Adjusted EBITDA. Interest coverage ratio:

Adjusted EBITDA divided by financial expenses.

(i)             Margins calculated on revenues.

(ii)          Cash provided by operating activities, less capital expenditures and preferred share dividends, net of proceeds from disposals of  assets and proceeds from business disposals.

(iii)       Total indebtedness include Long term debt less change in fair value of debts for hedged interest rate risk, adjustment related to  embedded derivatives and financing fees plus Bank indebtedness plus  Secured financing and Convertible notes.

(iiii) For continuing operations.

For more information, please contact

Quebecor World Inc.

Tony Ross

Vice President, Communications

514-877-5317

800-567-7070

or

Quebecor World Inc.

Roland Ribotti

Vice President, Investor Relations and Assistant Treasurer

514-877-5143

800-567-7070